UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

For Immediate Release

ASUR Announces Resolutions Approved at
the Ordinary General Shareholders’ Meeting

Mexico City, April 28, 2004 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, announced that shareholders adopted the following resolutions at the Company’s Ordinary General Shareholder’s Meeting held in Mexico City today:

1.	Approval of the report of the Board of Directors in terms of Article 172 of the General Corporations Law in connection with the operations and results for the fiscal year ended December 31, 2004.

2.	Approval of the individual and consolidated financial statements of the Company for the fiscal year ended December 31, 2004.

3.	Approval of the report of the Statutory Auditors.

4.	Approval of the annual report of the Audit Committee regarding its activities as provided by Article 14 Bis 3 of the Securities Market Law (“Ley del Mercado de Valores”).

5.	Note was taken of the report submitted by the Nominations and Compensations Committee with respect to its activities during 2004.

6.	Approval of the allocation of Ps. $30,349,597.13, equivalent to 5% of the net profits according to the financial statements of the Company for the fiscal year ended December 31, 2004, to the Company’s legal reserve fund.

Approval of the allocation of Ps. $328,804,338.96, equivalent to 54% of the net profits according to the financial statements of the Company for the fiscal year ended December 31, 2004, to the reserve account for the repurchase of the Company’s shares.

Approval of the allocation of the remaining net profit of Ps. $247,838,006.55 to the account of profits pending application.

7.	Approval of the payment of a net ordinary cash dividend of Ps.0.62 per share for each outstanding Series “B” or “BB” share, to be charged to the account of profits pending application, and to be paid in a single installment to each common Series “B” and “BB” share representing the paid-in capital stock of the Company.

The dividend shall be paid at the offices of S.D. Indeval, S.A. de C.V., Paseo de la Reforma No. 255-3er piso, Colonia Cuauhtémoc, 06500, México, Federal District, from 9:30 AM to 1:00 PM beginning Monday, May 30, 2005.

8.	Payment of the dividend shall be made against delivery of coupon 02 of the currently outstanding stock certificates.

The dividend payment notice shall be published no later than May 2, 2005 in a widely-circulated newspaper.

9.	Approval of the activities of the Board of Directors, Statutory Auditors, Secretary and Assistant Secretary during the year ended on December 31, 2004, and release from any liability they may have incurred.

10.	Approval of the resignation of Mr. Federico Patiño Máquez as permanent member of the Board of Directors, and appointment of Merss. Fernando Chico Pardo and Luis Chico Pardo as the new permanent and alternate members of the Board of Directors, respectively.

The Series “BB” Shareholder ratified Messrs. Kjeld Binger and Michael Olsen as permanent and alternate members of the Board of Directors, respectively.

11.	Approval of the resignation of Messrs. Aarón Dychter Poltolarek and Martha Miller de Lombera as permanent members of the Board of Directors appointed by the Series “B” shareholders.

Approval of appointment of Messrs. Valentín Díez Morodo and Gastón Azcárraga Andrade as permanent members of the Board of Directors.

The Series “B” Shareholder ratified Messrs. Ricardo Guajardo Touché, George J. Vojta and Francisco Garza Zambrano as permanent members of the Board of Directors.

Mr. Alberto de la Parra Zavala and Ms. Ana María Poblanno Chanona were ratified as non-member Secretary and Assistant Secretary to the Board of Directors, respectively.

12.	The Series “BB” Shareholder ratified Messrs. Rafael Maya Urosa and Manuel Leyva Vega as permanent and alternate statutory auditors of the Company, respectively.

13.	Pursuant to the rights granted by the Company’s by-laws, the Series “B” Shareholders appointed Mr. José Manuel Canal Hernando as statutory auditor of the Company.

14.	Approval of resignation of Mr. Samuel Podolsky as permanent member of the Nomination and Compensation Committee and the appointment of Fernando Chico Pardo as the new permanent member of the Nomination and Compensation Committee.

Messrs. Kjeld Binger and Martha Miller de Lombera were ratified as permanent members of the Nomination and Compensation Committee.

15.	Designation of Mr. George J. Vojta as audit committee financial expert in accordance with rules and regulations of the United States Sarbanes-Oxley Act of 2002.

16.	Approval of resignation of Mr. Fernando Chico Pardo as permanent member of the Audit Committee and the appointment of Mr. Gastón Azcárraga Andrade as new permanent member.

Messrs. Ricardo Guajardo Touché and George J. Vojta were ratified as permanent members of the Audit Committee.

17.	Pursuant to the proposal made by the Nomination and Compensation Committee, approval of the following compensation to the Company’s management:

-	Each member of the Board of Directors will receive US$4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

-	Each member of the Nominations and Compensations Committee will receive US$4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

-	Each member of the Audit Committee will receive US$6,000.00 (Six thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

-	Each member of the Operations’ Committee will receive US$4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

-	Each member of the Acquisitions and Agreements’ Committee will receive US$1,500.00 (One thousand five hundred dollars 00/100, legal currency of the United States of America) per meeting attended.

-	The compensation for Mr. Rafael Maya Urosa shall be paid in accordance with hours billed.

-	Mr. José Manuel Canal Hernando shall be paid Ps.$70,000.00 pesos (Seventy thousand 00/100 Mexican currency) per quarter.

18.	Special delegates of the General Annual Ordinary Shareholders’ Meeting were appointed to appear before the Notary Public to legalize the Minutes of said Meeting.

About ASUR:
Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: April 29, 2005